FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Index

Item	Description of Item

1.	Extraordinary General Meeting of the Stockholders Convocation, February 2, 2005

2.	Proposal by the Board of Directors to the Extraordinary General Meeting of the Stockholders to be held on February 18, 2005

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting, to be held on 18 February 2005 at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the following matters:

I  - To ratify the transfer, from CEMIG to the wholly-owned subsidiary Cemig Geracao e Transmissao S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irape Hydroelectric power plant.

II  - To ratify the maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank, and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992 of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geracao e Transmissao S.A and Cemig Distribuição S.A..

III  - To give confirmed approval to the transfers which were the subject of the extraordinary General Meeting of Stockholders held on 30 December 2004, the individual amounts of which are greater than or equal to twenty (20) times the minimum limit able to be authorized by the Board of Directors of Cemig.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the Company’s By-laws, by depositing, preferably by 16 February 2004, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, Bl wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, 2 February 2005.

Wilson Nelio Brumer

Chairman of the Board of Directors

PROPOSAL BY THE BOARD OF DIRETORS TO THE EXTRAORDINARY GERENRAL MEETING OF STOCKHOLDERS TO BE HELD ON 18 FEBRUARY 2005.

Dear Stockholders:

In the light of the following matters:

a)  The Extraordinary General Meeting of Stockholders of Cemig held on 30 December 2004 approved the following: a) transfer of the generation, transmission and distribution establishments of Companhia Energĕtica de Minas Gerais to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., by transfer of assets, land sites, buildings, improvements and other real estate property, rights, obligations, employees, clientele and other elements related to these activities, the wholly-owned subsidiaries becoming successors for all purposes and effects in the rights and also the obligations, especially tax, social security and labor-law obligations of Cemig, the Company being authorized to carry out such transfers without novation; b) the Executive Summary Opinion on Accounting Valuation (Valuation Opinion on Goods and Physical/accounting Reconciliation of the Assets of Cemig), prepared by SETAPE – Serviçĕs Tĕcniçōs de Avaliaçōes do Patrimōnio e Engenharia Ltda, and also the transfer of the goods of Cemig’s fixed assets in service, to the wholly- owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; c) the Opinion on Book Value (Opinion on Monetary Special Obligations, Assets and Liabilities of Cemig), prepared by the company Deloitte Touche Tohmatsu Auditores Independentes, and also the transfer of the monetary special obligations, assets and liabilities of Cemig, based on the book value at 30 September 2004, to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; d) transfer, by 31 January 2005, through the paying-up of the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., of the net value of the movable assets, sites and other real estate property, rights and obligation contained in the above mentioned Opinions to be approved in that Extraordinary General Meeting of Stockholders; and registration, in the account line Advances for future increases of capital

(AFAC), in Companhia Energĕtica de Minas Gerais, of the accounting balances at 31 December 2004 of the goods, rights and obligations of Cemig, deducting the amount corresponding to the net amount of the values specified by the above-mentioned Opinions, the result of which shall be subscribed to the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição in 2005.

b)  in relation to the transfer of the generation, transmission and distribution establishments of Companhia  Energetica  de  Minas  Gerais  to  the  wholly-owned  subsidiaries   Cemig  Gera9ao  e Transmissao S.A. and Cemig Distribuicao S.A., through transfer of the movable goods, sites, buildings and improvements and other real estate properties, rights, obligations, employees, clientele and other elements related to these activities, in relation to the contractual relations established by the State of initiate eyes with Companhia Energetica de Minas Gerais, the transfer was made conditional upon prior specific approval by the State of Minas Gerais, to be ratified in an Extraordinary General Meeting of Stockholders of Companhia Energetica de Minas Gerais, and also to the agreement, as applicable, of the parties that are parties to the said contractual relationships;

c)  the transfers mentioned above of which the individual value is more than or equal to 20 (twenty) times the minimum limit set by the bylaws for authorization by the Board of Directors of Companhia

Energetica de Minas Gerais, and also non-operational good and rights, independent of their value, were authorized ad referendum the General Meeting of Stockholders of Companhia Energĕtica de Minas Gerais;

d)  Undertakings have been reached with a representative of the State of Minas Gerais in relation to:

•                    transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irape Hydroelectric power plant.

•                    maintenance of the counter-guarantee offered to the Federal Government of Brazil for the debts of Cemig contracted with KfW (financing for the Transmission project for the Jequitinhonha Valley),   The Inter-American Development Bank (IABD contract 176 BR) and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and consolidation of Debt signed under Resolution 98/1992, which will be transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

e) To meet the conditions imposed, the Executive Board of Cemig provides the following information:

•           List of assets and liabilities contained in the Opinions Approved by the Extraordinary General Meeting of Stockholders of 30 December 2004

Description	Generation / Transmission	Distribution

Assets
Current assets
Anticipated expenses – CVA	—	519,404,107.83
Belgo Mineira Debentures (Negotiation with Sider.Mendes Jr.)	—	1,604,353.82
Long-term receivables
Anticipated expenses – CVA	—	149,430,741.21
Belgo Mineira Debentures (Negotiation with Sider.Mendes Jr.)	—	7,915,688.70
Property, plant and equipment
Fixed assets in service
Historic cost	6,753,130,186.11	7,463,897,723.00
Accumulated depreciation	(2,918,439,601.14)	(3,320,625,573.29)
Special obligations	(1,571,058.93)	(1,780,958,426.15)

Total of goods and rights	3,833,119,526.04	3,040,668,615.12

Liabilities
Current liabilities
Loans, financing and debentures	687,161,784.78	820,856,504.25
Funds linked to loans and financings	(42,327,688.40)	(46,727,433.04)
Post-employment obligations	46,562,531.87	139,805,824.65

Long-term liabilities
Loans and financings, and debentures	564,908,760.30	676,406,813.62
Funds linked to loans and financings	(13,385,330.71)	(19,805,370.60)
Post-employment obligations	331,180,049.22	994,381,061.87

Total obligations	1,574,100,107.06	2,564,917,400.75

Net balances transferred	2,259,019,418.98	475,751,214.37

•                  Description of the list of assets and liabilities contained in the Opinions approved by the Extraordinary General Meeting of Stockholders of 30 December 2004

•                  Anticipated expenses - CVA (short and long-term)

These correspond to the differences between the estimates of non-manageable costs of Cemig Distribuição (Portion A) used in the determination of the tariff adjustment and the costs in fact incurred. These differences are compensated in the subsequent tariff adjustments of Cemig Distribuição.

•                  Belgo Mineira debentures (Siderũrgica Mendes Jr. negotiation) (short and long-term)

These correspond to the debtor balance relating to the electricity supplied to Companhia Siderũrgica Mendes Jũnior, which Companhia Siderũrgica Belgo-Mineira negotiated with CEMIG when Belgo-Mineira acquired control of Mendes Jũnior.

•                  Fixed assets in service

These consist of movable goods, sites, rights of use, buildings and other real estate properties, in operation, used for generation, transmission, sale and distribution of electricity. As decided by the Extraordinary Meeting of Stockholders of 30 December, 2004, the assets whose individual values are greater than or equal to 20 (twenty) times the minimum limit approved by the bylaws for authorizations by the Board of Directors are listed below.

Plant	Description	Historic value	Accumulated depreciation	Net book value

SAO SIMAO	Earth and rock dam, approximately 87 meters in height, 10 meters wide	171,571,154.42	124,461,889.87	47,109,264.55

NOVA PONTE	Dam of earth and compacted fill with 1,600 meters in length	761,224,833.34	183,356,157.69	577,868,675.65

NOVA PONTE	Reinforced concrete spillway, 126x46.30 meters, with 56,000 cubic meters of concrete	108,380,783.09	26,104,594.39	82,276,188.70

EMBORCA ÇA O	Dam, of length 1,507 m, maximum height 159 m crest width 15 m.	286,613,683.44	170,477,476.79	116,136,206.65

MIRANDA	Zoned-type earth and rock dam, with crest width 20 m and maximum height 85 m	540,765,243.05	70,347,783.96	470,417,459.09

MIRANDA	Surface-type reinforced concrete spillway, with 4 sluice gates, and concrete volume 77,500 m3	156,060,736.16	20,301,031.81	135,759,704.35

NOVA PONTE	Control building, machine room, with 822.02 m2	209,681,619.89	50,667,500.89	159,014,119.00

MIRANDA	Machine room building, in reinforced concrete, with total concrete volume 48,700 m3	101,565,486.69	14,059,136.34	87,506,350.35

SAO SIMAO	System for illumination and power for the area of the plant	121,175,654.51	95,664,828.13	25,510,826.38

•                  Special obligations

These refer to the contributions by consumers toward execution of the works necessary to meet requests for supply of electricity

•                  Loans, financings and debentures (short and long-term)

These  funds were raised for the  acquisition of assets linked to electricity generation, transmission and distribution projects as shown below:

RNANOADORES	CurtoPrazo	LongoPrazo	Total	Geragaoe Transrrissao	Distribuigao
EM MOEDA ESTRANGBRA
ABNAIVBROBANK-N.V.	9.887.187,52	9.528.666,69	19.415.854,21	8.931.293,01	10.484.561,20
BANCO BNL DO BRASIL SA	15.884.366,29	—	15.884.366,29	—	15.884.366,29
BANCO DO BRASIL S.A- BONUS DIVERSOS	28.999.844,47	212.913.329,80	241.913.174,27	—	241.913.174,27
BANCO DO BRASIL SAI	96.721.862,27	—	96.721.862,27	—	96.721.862,27
BANCO DO BRASIL SAIN	119.771.600,75	—	119.771.600,75	55.094.936,44	64.676.664,31
BANCO DO BRASIL SAV	80.436.195,49	—	80.436.195,49	80.436.195,49	—
BID	9.642801,98	5.706.811,78	15.349.613,76	7.061.506,50	8.288.107,26
BANCO ITAO-BBAI	10.515.427,27	—	10.515.427,27	10.515.427,27	—
BANCO ITAU-BBA II	88.631.691,71	—	88.631.691,71	—	88.631.691,71
BANCO ITAUBBA III	113.394.439,25	—	113.394.439,25	—	113.394.439,25
BANCO ITAU SAI	47.983.842,96	71.465.000,04	119.448.843,00	54.946.467,78	64.502.375,22
BANCO ITAti SAM	48.498.297,11	—	48.498.297,11	33.948.807,93	14.549.489,18
BRADESCOI	50.694.780,87	—	50.694.780,87	50.694.780,87	—
CITIBANK NAI	32.883.241,56	—	32.883.241,56	15.126.291,16	17.756.950,40
CmBANKNAII	7.705.316,47	7.425.913,10	15.131.229,57	6.960.365,58	8.170.863,99
ING BANK BJROBONUS	79.873.537,50	—	79.873.537,50	36.741.827,24	43.131.710,26
KFW	2694.544,40	26.980.355,24	29.674.899,64	—	29.674.899,64
SIEMENS LTDAII	22.688.916,85	(0,03)	22.688.916,82	—	22.688.916,82
UNIBANCOI	61.532.168,59	—	61.532.168,59	61.532.168,59	—
OUTROS	16.466.080,03	46.112.945,11	62.579.025,14	40.899.963,65	21.679.061,49
TOTAL - MOETJA ESTRANGBRA	944.906.143,34	380.133.621,73	1.325.039.165,67	462.890.031,51	862.149.133,56

EMMOEDA NACIONAL	—	—	—	—	—
BANCO ITAli-BBAII	8.285.537,18	214.814.055,84	223.102593,02	—	223.102.593,02
ELETROBRASI	16.763.552,90	112449.160,79	129.212713,69	108.075.205,31	21.137.508,38
ELETROBRASII	49.708.568,97	13.220.076,60	6292a645,57	62928.645,57	—
ELETROBRASIII	25.67676.008,61	98.296.083,12	123.972.091,73	22.698,66	123.949.393,07
DEB&JTURES II - QOVERNO DO ESTADO DE MNftS GERAIS (4)	—	55.404.074,99	55.404.074,99	55.404.074,99	—
GRANDESOONSUMDCRES-TELEMG/GV.RD.	3.508.175,12	5661.38256	9.169.557,68	—	9.169.557,68
BNDES(3)	99.027.761,80	313.155.969,16	412183.730,96	412183.730,96	—
LNBANCO	102979.654,48	—	102979.654,48	102979.654,48	—
HSBCIEII	31.642181,54	—	31.642181,54	15.565.385,73	16.076.795,81
BRADESOOII,III,IVEV	209.266.586,96	—	209.266.586,96	16.745.966,02	192.520.620,94
OUTROS	16251.118,13	48.181.749,13	64.432867,26	15275151,85	49.157.715,41
TOTAL - MOB3A NAOCNAL	563.112145,69	861.18255219	1.424.294.697,88	789.180.513,57	635.114.184,31
TOTAL GERAL	1.508.018.289,03	1.241.315.573,92	2749.333.862,95	1.252.070.545,08	1.497.263.317,87

•                  Funds linked to loans and financings (short and long-term)

These are funds applied for amortization of loans and financings (foreign currency) linked to the activities of electricity generation, transmission and distribution, in accordance with Brazilian Central Bank Resolution 2515 of 29 June 1998.

•                  Post-employment obligations (short and long-term)

Debt assumed by Cemig, related to supplementation of retirement and other post-employment benefits, recorded on the basis of actuarial calculations.

•                  Transfer of operational goods, rights and obligations

The goods, rights and obligations transferred from Cemig’s generation, transmission and distribution establishments to the wholly-owned subsidiaries Cemig Geracao e Transmissao S.A. and Cemig Distribuifao S.A., are necessary for the carrying out of the objects of the subsidiary companies and are, thus, all operational.

The Board of Directors proposes to submit to approval of the General Meeting of stockholders the following proposals:

1  -  To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geracao e Transmissao S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irape Hydroelectric power plant.

2  -   To ratify the maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW (financing for the transmission project for the Jequitinhonha Valley), the Inter-American Development Bank (IABD contract 176 BR) and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the

Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A..

3  -  To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Companhia Energĕtica de Minas Gerais.

As can be seen, the aim of this proposal is to meet legitimate interests of the stockholders and of the Company, and for this reason the Board of Directors expects that it will be approved by you, the stockholders.

Belo Horizonte, 2 February 2005.

Wilson Nĕlio Brumer – Chairman	Haroldo Guimarães Brasil – Member

Djalma Bastos de Morais – Vice-Chairman	Josĕ Augusto Pimentel Pessoa – Member

Aĕcio Ferreira da Cunha – Member	Josĕ Luiz Alquĕres – Member

Alexandre Heringer Lisboa – Member	Maria Estela Kubitschek Lopes – Member

Andrĕa Paula Femandes – Member	Nilo Barroso Neto – Member

Antōnio Adriano Silva – Chairman

Antōnio Luiz Barros de Salles – Member

Carlos Augusto Leite Brandão – Member

Francelino Pereira dos Santos –Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

	By:	/s/ Flãvio Decat de Moura
		Name:	Flãvio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer
Date: February 25, 2005